Ballard Power Systems Inc.

News Release

Broad Deployment of Ballard ElectraGenTM Fuel Cell Systems By CALA Region Telecom Providers

For Immediate Release – May 2, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced that more than 270 of the Company’s ElectraGen™ fuel cell backup power systems have now been deployed in 16 Caribbean and Latin American (CALA) telecom networks. All of these commercial deployments leverage systems that utilize liquid methanol fuel, a readily available and abundant feedstock in the region.

Larry Stapleton, Ballard Vice President of Sales said, “We have been very pleased with the growing demand for fuel cell-based backup power products originating with telecom service providers in various parts of the globe. And, this CALA Region milestone is another positive indicator of that demand, as customers recognize the reliability and other advantages of our products as compared to lead-acid batteries and diesel generators.”

Ballard has 138 of its ElectraGen™-ME methanol-fuelled systems deployed in the Caribbean – including countries such as Puerto Rico, Jamaica, the Bahamas, St Lucia, Montserrat and Trinidad & Tobago – 114 systems deployed in Mexico as well as 20 systems deployed in Chile, Guatemala and Argentina. In addition, a number of trials are currently underway with other carriers.

In the CALA Region, electric grids are susceptible to power disruptions due to natural disasters and extreme weather conditions. As a result, telecom networks are vulnerable to frequent grid outages, impacting continuity of service to subscribers. This reality is putting a higher focus on the need for extended duration backup power solutions. In these situations, lead-acid batteries and diesel generators are not necessarily a practical or financially attractive means of providing backup power, whereas fuel cell systems can offer a reliable, economic alternative – in addition to being a clean energy solution.

Elevated temperatures throughout the CALA Region and proximity to the ocean also present challenging operational conditions that impact life expectancy of traditional backup power solutions, such as lead-acid batteries and diesel generators. ElectraGen™ fuel cell systems, on the other hand, are built on reliable technology that delivers predictable performance across a wide range of climates – including tropical conditions – while also virtually eliminating emissions and noise, and minimizing maintenance. In addition, fuel cell systems are putting an end to pilferage, a common issue involving diesel fuel and batteries in many areas.

Ballard’s ElectraGen™ methanol-fuelled systems are particularly well suited for ‘extended runtime’ backup power needs. These systems are designed for high reliability, long life and minimal preventive maintenance. They include a fuel reformer that converts HydroPlus™ (a methanol-water liquid fuel mixture) into hydrogen gas to power the fuel cell.

In the Caribbean, 37 of Ballard’s ElectraGen™ methanol-fuelled backup power systems are currently deployed in the Bahamas Telecommunications Company (BTC) network. During the recent difficult circumstances presented by Hurricane Sandy, 21 of these methanol fuel cell systems performed flawlessly, providing critical electricity to the Bahamas mobile telephone network when the storm downed power lines and cut off grid power. Since then, BTC ordered an additional 16 systems for deployment in its network.

Ballard is sponsoring a webinar on the topic of “Hurricane Sandy and Commercially Tested Fuel Cell Backup Power Solutions”, to be held on Wednesday, May 15, 2013 at 2:00 p.m. EDT. The webinar will be hosted by the Canadian Hydrogen and Fuel Cell Association and will feature an informative discussion of commercially tested fuel cell backup power solutions in extreme situations, including a case study of fuel cell system performance during Hurricane Sandy. To register for the webinar, please go to the “Events” section at www.ballard.com and click on the link.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market developments for our products and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com